                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               SCHEDULE 13D/A
                              (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                 Golden Books Family Entertainment, Inc.
                             (Name of Issuer)

                          Common Stock, par value
                       (Title of Class of Securities)

                                 380804104
                              (CUSIP Number)

                            Reuben S. Leibowitz
                       E.M. Warburg Pincus & Co., Inc.
                           466 Lexington Avenue
                         New York, New York 10017
                             (212) 878-0600
          (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             - with a copy to -

                          Laurence D. Weltman, Esq.
                          Willkie Farr & Gallagher
                            153 East 53rd Street
                          New York, New York 10022


                                 May 8, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement  [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP No. 380804104

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            [ ]                (a)

            [X]                (b)

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
                WC

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)       [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                         7      SOLE VOTING POWER
     NUMBER OF                         0
      SHARES
   BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                      10,496,771
       EACH
    REPORTING            9      SOLE DISPOSITIVE POWER
      PERSON                           0
       WITH
                        10     SHARED DISPOSITIVE POWER
                                   6,500,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 10,496,771

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 37.3%

    14      TYPE OF REPORTING PERSON*
                 PN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE,
            RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
              THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No 380804104


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.          I.D. # 13-6358475

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            [ ]                         (a)

            [X]                         (b)

    3       SEC USE ONLY


    4       SOURCE OF FUNDS*

                AF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)       [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

                         7      SOLE VOTING POWER
      NUMBER OF                        0
        SHARES
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY                   10,496,771
         EACH
      REPORTING          9      SOLE DISPOSITIVE POWER
        PERSON
         WITH
                        10     SHARED DISPOSITIVE POWER
                                  6,500,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 10,496,771

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 37.3%

    14      TYPE OF REPORTING PERSON*

                 PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                               ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No 380804104

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Golden Press Holding, L.L.C.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            [ ]                   (a)

            [X]                   (b)


    3       SEC USE ONLY



    4       SOURCE OF FUNDS*

                WC

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)            [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                         7      SOLE VOTING POWER
        NUMBER OF                      0
          SHARES
       BENEFICIALLY      8      SHARED VOTING POWER
         OWNED BY                  10,496,771
           EACH
        REPORTING        9      SOLE DISPOSITIVE POWER
          PERSON
           WITH
                         10     SHARED DISPOSITIVE POWER
                                   6,500,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 10,496,771

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 37.3%

    14      TYPE OF REPORTING PERSON*

                 PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 380804104


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Company          I.D. # 13-3536050

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            [ ]                       (a)

            [X]                       (b)


    3       SEC USE ONLY


    4       SOURCE OF FUNDS*
                AF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)        [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York

                         7      SOLE VOTING POWER
       NUMBER OF                       0
         SHARES
      BENEFICIALLY       8      SHARED VOTING POWER
        OWNED BY                   10,496,771
          EACH
       REPORTING         9      SOLE DISPOSITIVE POWER
         PERSON
          WITH
                        10     SHARED DISPOSITIVE POWER
                                     6,500,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 10,496,771

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 37.3%

    14      TYPE OF REPORTING PERSON*

                 PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                   ATTESTATION.

         This Amendment No. 1 amends the Schedule 13D filed by the Reporting Entities on February 13, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Golden Books Family Entertainment, Inc., a Delaware corporation (formerly known as Western Publishing Group, Inc., the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 1.  Security and Issuer

         Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

         This statement relates to the Company's Common Stock. The principal executive offices of the Company are located at 850 Third Avenue, New York, NY 10022.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         GP Holding acquired beneficial ownership (i) with respect to 3,996,771 shares of the Common Stock on January 31, 1996, pursuant to the several Irrevocable Proxies attached hereto as Exhibits 2, 3, 4 and 6, and incorporated herein by reference, between GP Holding and Richard A. Bernstein, the former Chairman and Chief Executive Officer of the Company, and certain of his affiliates (the "Irrevocable Proxies"), and (ii) with respect to 6,500,000 shares of the Common Stock on May 8, 1996 upon consummation of the transactions contemplated by the Securities Purchase Agreement, dated as of January 31, 1996, between GP Holding and the Company (the "Securities Purchase Agreement").

         Mr. Bernstein and certain of his affiliates granted the Irrevocable Proxies to GP Holding in consideration of GP Holding's entering into the Securities Purchase Agreement. The total amount of funds required by GP Holding to purchase the Company's securities issued pursuant to the Securities Purchase Agreement was $65,000,000 and was furnished from the working capital of GP Holding.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended by deleting the first two paragraphs and replacing them with the following:

         On January 31, 1996, GP Holding and the Company entered into the Securities Purchase Agreement. Pursuant thereto, on May 8, 1996, GP Holding purchased, for an aggregate purchase price of $65,000,000, (i) 13,000 shares of the Company's Series B Convertible Preferred Stock, no par value (the "Preferred Shares"), convertible into an aggregate of 6,500,000 shares of the Common Stock, and (ii) a warrant (the "Warrant") to purchase 3,250,000 shares of the Common Stock at an exercise price of $10.00 per share. The Warrant is exercisable during the period beginning May 8, 1998 (subject to acceleration in the event of a public announcement of certain business combination proposals or the initiation of a proxy solicitation for control of the Company's Board of Directors by certain persons other than the GP Holding Parties) and ending May 8, 2003. See Item 6 below for a summary of the terms of the Preferred Shares and the Warrant.

         As an inducement to enter into the Securities Purchase Agreement, and pursuant to the Irrevocable Proxies, Mr. Bernstein and certain of his affiliates granted GP Holding the right to vote any or all of the shares of Common Stock owned by such persons on any matter presented for the vote or consent of the Company's stockholders. The Irrevocable Proxies terminate upon the failure of the GP Holding Parties (as defined in Item 6) to beneficially own 15% or more of the Common Stock (determined as set forth in the Irrevocable Proxies). The foregoing summary description of the Securities Purchase Agreement and the Irrevocable Proxies is qualified in its entirety by reference to Exhibits 1, 2, 3, 4 and 6 hereto.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          (a) and (b) GP Holding may be deemed to beneficially own the 3,996,771 shares of Common Stock to which the Irrevocable Proxies relate. This number is expected to decrease, as such shares are entitled to be transferred to third parties pursuant to the terms of the Irrevocable Proxies. Each of the Reporting Entities may be deemed to share the power to vote or direct the voting of such shares and therefore to beneficially own such shares. To the knowledge of the Reporting Entities, the power to direct the disposition of such shares is held by Richard Bernstein and certain of his affiliates. GP Holding may also be deemed to beneficially own the 6,500,000 shares of Common Stock issuable upon conversion of the Preferred Shares. Each of the Reporting Entities may be deemed to share the power to vote and dispose of such shares and therefore to beneficially own such shares. Based on the 21,666,739 shares of Common Stock outstanding on April 9, 1996 (as reported by the Company in its Annual Report on Form 10-K dated May 3, 1996 and treating as outstanding the shares of Common Stock issuable upon conversion of the Preferred Shares), the Reporting Entities beneficially own approximately 37.3% of the voting power relating to the Common Stock. In addition, GP Holding is entitled to receive 780,000 shares of Common Stock annually as a dividend on the Preferred Shares through May 8, 2000, subject to adjustment, as described in Item 6.

          (c) Except for the purchase of the Preferred Shares and the Warrant on May 8, 1996, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transaction in the Common Stock in the preceding 60 days.

          (d) To the knowledge of the Reporting Entities, the right to receive dividends with respect to the shares to which the Irrevocable Proxies relate and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares is as follows: (i) as to 2,501,000 of such shares, by Richard Bernstein; (ii) as to 1,000,000 of such shares, by the Amelia Bernstein 1996 Trust u/a May 7, 1996, Fleet National Bank of Connecticut, as Trustee; (iii) as to 400,000 of such shares, by the Trust, for the benefit of Richard A. Bernstein u/a March 16, 1978, Richard A. Bernstein and Stuart Turner, as Trustees; and (iv) as to 95,771 of such shares, by the Trust, for the benefit of Richard A. Bernstein u/a April 5, 1986, Fleet National Bank of Connecticut, as Trustee.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended by deleting the second to last paragraph therein and replacing it with the following:

         LLC Agreement. Ventures, Snyder 1996 Family Limited Partnership, an entity controlled by Richard E. Snyder, and Arrow Holdings, LLC, an entity controlled by Barry Diller, entered into an Amended and Restated Limited Liability

Company Agreement of GP Holding, dated as of May 8, 1996 (the "LLC Agreement"), for the purpose of acquiring, holding, selling and disposing of interests in the Company and holding proceeds from any such disposition. The LLC Agreement, which, among other things, governs the allocations of profits and losses among the members of GP Holding, is attached hereto as Exhibit 7.

         THE FOREGOING DESCRIPTIONS OF THE SECURITIES PURCHASE AGREEMENT, THE CERTIFICATE OF DESIGNATIONS, THE WARRANT, THE GP HOLDING REGISTRATION RIGHTS AGREEMENT, THE IRREVOCABLE PROXIES AND THE LLC AGREEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE SECURITIES PURCHASE AGREEMENT, THE EXHIBITS THERETO, THE IRREVOCABLE PROXIES AND THE LLC AGREEMENT, WHICH ARE ATTACHED HERETO AS EXHIBITS AND INCORPORATED HEREIN BY REFERENCE.

Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 6 Irrevocable Proxy, dated as of May 7, 1996, between Golden Press Holding, L.L.C. and the Amelia Bernstein 1996 Trust u/a May 7, 1996, Fleet National Bank of Connecticut, as Trustee.

Exhibit 7     Amended and Restated Limited Liability Company
              Agreement of Golden Press Holding, L.L.C., dated as of May 8, 1996, by and among Warburg, Pincus Ventures, L.P., Snyder 1996 Family Limited Partnership and Arrow Holdings, LLC.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1996


                          GOLDEN PRESS HOLDING, L.L.C.

                          By:      Warburg, Pincus Ventures, L.P.,
                                   Member

                          By:      Warburg, Pincus & Co.,
                                   General Partner


                          By: /s/   David A. Tanner
                             Name:  David A. Tanner
                             Title: Partner


                          WARBURG, PINCUS VENTURES, L.P.

                          By:      Warburg, Pincus & Co.,
                                   General Partner


                          By: /s/ David A. Tanner
                          Name:   David A. Tanner
                          Title:  Partner


                          WARBURG, PINCUS & CO.


                          By: /s/ David A. Tanner
                          Name:   David A. Tanner
                          Title:  Partner


                          E.M. WARBURG, PINCUS & COMPANY


                          By: /s/ David A. Tanner
                          Name:   David A. Tanner
                          Title:  Partner

                                                               SCHEDULE I


         Schedule I of the Schedule 13D is hereby amended in its entirety to read as follows:

         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and E.M. Warburg, Pincus & Company ("E.M. Warburg"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners
                                  of WP
                             ----------------

                                    Present Principal Occupation in
                                    Addition to Position with WP,
                                    and Positions with the
Name                                Reporting Entities
- ----                                -------------------------------

Susan Black                         Partner, E.M. Warburg
Christopher W. Brody                Partner, E.M. Warburg
Harold Brown                        Partner, E.M. Warburg
Errol M. Cook                       Partner, E.M. Warburg
W. Boman Cutter                     Partner, E.M. Warburg
Elizabeth B. Dater                  Partner, E.M. Warburg
Stephen Distler                     Partner, E.M. Warburg
Louis G. Elson                      Partner, E.M. Warburg
John L. Furth                       Partner, E.M. Warburg
Stuart M. Goode                     Partner, E.M. Warburg
Stewart K.P. Gross                  Partner, E.M. Warburg
Patrick T. Hackett                  Partner, E.M. Warburg
Jeffrey A. Harris                   Partner, E.M. Warburg

Robert S. Hillas                    Partner, E.M. Warburg
A. Michael Hoffman                  Partner, E.M. Warburg
William H. Janeway                  Partner, E.M. Warburg
Douglas M. Karp                     Partner, E.M. Warburg
Charles R. Kaye                     Partner, E.M. Warburg
Henry Kressel                       Partner, E.M. Warburg
Joseph P. Landy                     Partner, E.M. Warburg
Sidney Lapidus                      Partner, E.M. Warburg
Reuben S. Leibowitz                 Partner, E.M. Warburg
Stephen J. Lurito                   Partner, E.M. Warburg
Spencer S. Marsh III                Partner, E.M. Warburg
Edward J. McKinley                  Partner, E.M. Warburg
Rodman W. Moorhead III              Partner, E.M. Warburg
Howard H. Newman                    Partner, E.M. Warburg
Anthony G. Orphanos                 Partner, E.M. Warburg
Daphne D. Philipson                 Partner, E.M. Warburg
Lionel I. Pincus                    Managing Partner, E.M. Warburg;
                                    Managing Partner, Pincus & Co.
Eugene L. Podsiadlo                 Partner, E.M. Warburg
Ernest H. Pomerantz                 Partner, E.M. Warburg
Arnold M. Reichman                  Partner, E.M. Warburg
Roger Reinlieb                      Partner, E.M. Warburg
John D. Santoleri                   Partner, E.M. Warburg
Sheila N. Scott                     Partner, E.M. Warburg
Peter Stalker III                   Partner, E.M. Warburg
David A. Tanner                     Partner, E.M. Warburg

James E. Thomas                     Partner, E.M. Warburg
John L. Vogelstein                  Partner, E.M. Warburg
Elizabeth H. Weatherman             Partner, E.M. Warburg
Joanne R. Wenig                     Partner, E.M. Warburg
George U. Wyper                     Partner, E.M. Warburg
Pincus & Co.
NL & Co.



                            General Partners
                            of E.M. Warburg
                            ----------------

                                    Present Principal Occupation in
                                    Addition to Position with E.M.
                                    Warburg, and Positions with
Name                                the Reporting Entities
- ----                                -------------------------------


Susan Black                         Partner, WP
Christopher W. Brody                Partner, WP
Harold Brown                        Partner, WP
Dale C. Christensen(1)              Managing Director
Errol M. Cook                       Partner, WP
W. Boman Cutter                     Partner, WP
Elizabeth B. Dater                  Partner, WP
Stephen Distler                     Partner, WP
Louis G. Elson                      Partner, WP
John L. Furth                       Partner, WP
Stuart M. Goode                     Partner, WP

- -----------------------------
(1)        Citizen of Canada.

Stewart K.P. Gross                  Partner, WP
Patrick T. Hackett                  Partner, WP
Jeffrey A. Harris                   Partner, WP
Robert S. Hillas                    Partner, WP
A. Michael Hoffman                  Partner, WP
William H. Janeway                  Partner, WP
Douglas M. Karp                     Partner, WP
Charles R. Kaye                     Partner, WP
Richard H. King(2)
Henry Kressel                       Partner, WP
Joseph P. Landy                     Partner, WP
Sidney Lapidus                      Partner, WP
Reuben S. Leibowitz                 Partner, WP
Stephen J. Lurito                   Partner, WP
Spencer S. Marsh III                Partner, WP
Edward J. McKinley                  Partner, WP
Rodman W. Moorhead III              Partner, WP
Howard H. Newman                    Partner, WP
Anthony G. Orphanos                 Partner, WP
Dalip Pathak(3)                     Partner, WP
Daphne D. Philipson                 Partner, WP
Lionel I. Pincus                    Managing Partner, WP; Managing
                                    Partner, Pincus & Co.
Eugene L. Podsiadlo                 Partner, WP
Ernest H. Pomerantz                 Partner, WP


- -------------------------
(2)   Citizen of United Kingdom.
(3)   Citizen of India.

Arnold M. Reichman                  Partner, WP
Roger Reinlieb                      Partner, WP
John D. Santoleri                   Partner, WP
Sheila N. Scott                     Partner, WP
Dominic H. Shorthouse(4)
Peter Stalker III                   Partner, WP
David A. Tanner                     Partner, WP
James E. Thomas                     Partner, WP
John L. Vogelstein                  Partner, WP
Elizabeth H. Weatherman             Partner, WP
Joanne R. Wenig                     Partner, WP
George U. Wyper                     Partner, WP
Pincus & Co.


- -------------------------
(4)   Citizen of the United Kingdom.

                                EXHIBIT INDEX


Exhibit No.                                 Description
- -----------                                 -----------

     6 Irrevocable Proxy, dated as of May 7, 1996, between Golden Press Holding, L.L.C. and the Amelia Bernstein 1996 Trust u/a May 7, 1996, Fleet National Bank of Connecticut, as Trustee.


     7 Amended and Restated Limited Liability Company Agreement of Golden Press Holding, L.L.C., dated as of May 8, 1996, by and among Warburg, Pincus Ventures, L.P., Snyder 1996 Family Limited Partnership and Arrow Holdings, LLC.